PAGE  1




            U.S. SECURITIES & EXCHANGE COMMISSION

                  Washington, D. C.  20549

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934

                Massachussetts Fincorp, Inc.
                      (Name of Issuer)

                        Common Stock
                 (Title of Class Securities)

                         57564R-10-8
                       (CUSIP Number)

                       Mark W. Jaindl
            1964 Diehl Court, Allentown, PA 18104
                       (610) 366-1800

             (Name, Address and Telephone Number
               of Person Authorized to Receive
                 Notices and Communications)

                        May 17, 1999
            (Date of Event which Requires Filing
                     of this Statement)

If the filing person has previously filed a statement on
Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d -1(b) (3) or (4), check the following box (     ).

Check the following box if a fee is being paid with this statement ( x ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.













Cusip No. 57564R-10-8
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Mark W. Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only___________
____________________________________________________________
_________________

     4)   Source of Funds:  :    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  27,200  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  27,200
With________________________________________________________
________________

     10)  Shared Dispositive Power:
_________________________________________
____________________________________________________________
_________________

     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 27,200 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares    Yes     No  XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
5.0%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________





Cusip No. 663905107
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Zachary John Jaindl Trust - EIN 23-6956997
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only____________
____________________________________________________________
_________________

     4)   Source of Funds: :    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  7,000  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  7,000
With________________________________________________________
________________

     10)  Shared Dispositive Power: N/A
____________________________________________________________
_________________
___________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 7,000 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes     No  XX     N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
1.3%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person:  Trust  IN
____________________________________________________________
_________________




Item 1.        .

     This Schedule 13D filing relates to the common stock, $.01 par value, of Massachusetts Fincorp, Inc., a Massachusetts co-operative bank holding company having its principal business offices at 1442 Dorchester Avenue, Boston, Massachusetts 02122 (the "Company").

Item 2.     Identity and Background

               (a)    This statement  is being filed by Mark
W. Jaindl ("Mr. Jaindl") and the Zachary John Jaindl Trust
("Trust").

     (b) Mr. Jaindl's principal business address is American Bank of the Lehigh Valley, 4029 W. Tilghman Street,
Allentown PA 18104. The Trust's principal business address is 3150 Coffeetown Road, Orefield, PA 18069.

     (c     Mr. Jaindl is the President and Chief Executive
Officer of American Bank of the Lehigh Valley, a commercial bank whose principal business address is 4029 West Tilghman
Street, Allentown PA  18104.

     (d) During the past five years Mr. Jaindl has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five Mr. Jaindl has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)     Mr. Jaindl is a U.S. citizen.  The Zachary John
Jaindl Trust is a Trust.

Item 3.      Source and Amount of Funds or Other
Consideration.

     Mr. Jaindl has in the past borrowed funds to purchase investments or to finance other business interests. Mr. Jaindl may in the future borrow funds to purchase additional shares of the Company's common stock or to finance other business interests, which loans may be secured by pledges of the Company's common stock.

Item 4.  Purpose of Transaction.

     Mr. Jaindl and the Trust have purchased these shares for investment purposes and have no current plans which would result in any actions enumerated in the Schedule 13d instructions for this Item 4. However, any of the above may acquire or sell shares of the Company common stock if attractive investment opportunities become available in the future.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Jaindl and the Trust own 27,200 and 7,000 shares respectively of common stock of the Company. In total, these 34,200 shares constitute approximately 6.3% of the 545,481 shares of Company common stock outstanding as of March 19, 1999.

     (b) Mr. Jaindl and the Trust have the sole voting and dispositive power of 27,200 and 7,000 respectively of common stock they hold.

     (c) The following transactions were effected by or on behalf of each of the above during the past sixty days:
action
Mark W. Jaindl

     Date                Shares               Price

     05/10/99             1,000               $ 9.125
Open Market
     05/10/99                500              $ 9.375
Open Market
     05/11/99                  10,000              $10.125
Open Market
     05/11/99             7,000               $10.25
Open Market
     05/11/99             1,200               $ 9.75
Open Market
     05/12/99             4,500               $10.0625
Open Market
     05/17/99             3,000               $10.375
Open Market

Zachary J. Jaindl Trust

     Date                Shares                Price

     05/13/99            1,000                $10.00
Open Market
     05/14/99            1,000                $10.125
Open Market
     05/17/99            5,000                $10.25
Open Market

     (d)  Not applicable

     (e)  Not applicable

Item 6.

     Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

     Not applicable.7n

     After reasonable inquiry and to the best of my knowledge and belief,
     I certify that the information set forth in this statement is true, complete and correct.

May 17, 1999


________________________________________
Signature
Mark W. Jaindl